NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
GLENLAKE ONE | SUITE 200 4140 PARKLAKE AVENUE | RALEIGH, NC 27612 nelsonmullins.com

February 3, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara Ransom
Taylor Beech

Re:	urban-gro, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 25, 2021
File No. 333-250120
Correspondence filed February 1, 2021

Dear Ms. Beech and Ms. Ransom:

On behalf of urban-gro, Inc. (the “Company”), we are hereby responding to the letter dated February 2, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed January 25, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.	You disclose in your risk factors that you have historically been dependent on a small number of customers for a substantial portion of your revenue. You also disclose in the notes to your financial statements that during the nine months ended September 30, 2020, one client represented 26% of total revenue and during the three months ended September 30, 2020, one client represented 51% of total revenue. At September 30, 2020 one client represented 26% of total outstanding receivables. Clarify whether this revenue reflects product or service revenue or both and whether you expect such revenues to be recurring in the future.

Response: The Company has revised the disclosure in response to the Staff’s comment.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

February 3, 2021

2.	You quantify the amount of increase and decrease, as applicable, in product and service sales for each period discussed, however, you do not quantify the amount attributable to each overall in this section. Please revise your disclosure here to clarify.

Response: The Company has revised the disclosure in response to the Staff’s comment.

3.	Where you discuss increases in revenues, please revise to state why. Given that you have historically attributed part of this increase to the general growth of the cannabis industry in North America, such as in your annual report on Form 10-K for the period ending December 31, 2019, please continue to state as much, as applicable.

Response: The Company has revised the disclosure in response to the Staff’s comment.

4.	We note your discussion of certain strategic vendor partnerships with premier manufacturers. However, you also discuss certain trademark and patent protection for products you design and/or manufacture. Explain how the products you design and/or manufacture are marketed and used in your business, with a view to understanding how they contribute to your revenues and business model.

Response: The Company has revised the disclosure in response to the Staff’s comment.

5.	We note your disclosure that “While North America presents the dominant opportunity currently for commercial indoor cultivation, the European plant-based medicines market is projected to become the largest market over the next 10 years. In fact, according to New Frontier Data (August 2020), the total EU annual spending on plant-based medicines is expected to rise from €8.3 billion in 2020 to €13.6 billion by 2025.” Please tell us how this statement is consistent with your statement and disclosure that the company is shifting its focus away from the cannabis and “plant-based medicines” industry and why it is appropriate to discuss this as an addressable market.

Response: The Company has revised the disclosure in response to the Staff’s comment.

6.	In your proposed S-1 disclosure, you state that you “do not know for certain how much of [y]our revenues to date have been generated from clients in the cannabis industry, but [you] are certain some of [y]our clients are in the cannabis industry,” that an “unknown but substantial portion of all [y]our revenues to date have been generated from clients in the cannabis industry,” and that “historically, a large number of [y]our clients were cannabis producers, and [you] still do substantial work for those clients, but [you] have shifted [y]our focus to non-cannabis crops as you seek to address a broader market.” Given your historical ability to provide some specificity around your cannabis client base and related revenues, and, as recently as August 2020, you stated that substantially all of your revenues to date had been generated from customers in the cannabis industry, please provide more precision around the revenues you generate from your cannabis client base or tell us why you are unable to do so.

Response: The Company has revised the disclosure in response to the Staff’s comment.

February 3, 2021

7.	Your proposed S-1 disclosure and your current S-1 states that you primarily market and sell your solutions in the United States and Canada, you formed urban-gro Canada Technologies, Inc., a wholly owned Canadian subsidiary, for all of your Canadian sales operations, you have registered trademarks in Canada, and you pay income taxes in Canada. Given that you appear to have significant operations in Canada and have, as recently as June 2020, acknowledged the materiality of Canadian cannabis regulations to your business, please include comparable disclosure in your S-1, or provide your analysis for why such disclosure is no longer material.

Response: The Company has revised the disclosure in response to the Staff’s comment.

8.	Please revise your disclosure to clearly explain the difference between controlled environment agriculture (“CEA”), indoor cultivation, commercial cultivators, and cannabis producers, and use the terms consistently throughout. For example, you use the term CEA when discussing your historical operating activities, which we understand to be almost entirely in service of the cannabis industry. You also use the term to discuss the market expansion that you suggest is aimed beyond the cannabis industry: “While we will continue to provide our solutions to the plant-based medicine market that has been our strength, we believe that the CEA market will represent a more significant and increasing share of our revenue and be a significant factor in our organic growth moving forward.” As a result, it is unclear how to interpret your references to CEA in the context of your historical and future operations.

Response: The Company has revised the disclosure in response to the Staff’s comment.

*                              *                              *                              *                              *

Please direct any questions or further communications relating to the above to the undersigned at (919) 329-3804 or Mike Bradshaw at (202) 689-2808. Thank you for your attention to this matter.

Very truly yours,

/s/ W. David Mannheim

W. David Mannheim

cc:	urban-gro, Inc.
Brad Nattrass